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                         Filed by The Titan Corporation
                         Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: BTG, Inc.
                         Commission File No. 0-25094


The definitive agreement for The Titan Corporation's acquisition of BTG, Inc. and the Voting Agreement entered into by certain shareholders of BTG, Inc. with The Titan Corporation pursuant to which such shareholders agreed to vote their BTG common stock in favor of the merger were filed by The Titan Corporation under cover of Form 8-K today and are incorporated by reference into this filing.